

September 5, 2025

David Yan
Chief Executive Officer
AlphaVest Acquisition Corp.
205 W. 37th Street
New York, NY 10018

> **Re: AlphaVest Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 21, 2025**
> **File No. 001-41574**

Dear David Yan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Blankenship